THIS PRESS RELEASE IS NOT INTENDED FOR AND MAY NOT BE DISTRIBUTED
IN THE UNITED STATES, OR TO US PERSONS.
FOR IMMEDIATE RELEASE                                          25 FEBRUARY 1999



                                     EIDOS PLC
                     THIRD QUARTER AND YEAR-TO-DATE RESULTS

          THIRD QUARTER REVENUES INCREASE 50% TO L121.5 MILLION
      THIRD QUARTER PROFIT BEFORE TAX INCREASES 64% TO L51.3 MILLION

Eidos plc ("Eidos"), one of Europe's largest publishers and developers of entertainment software, announces results for the three and nine months ended 31 December 1998.

MR CHARLES CORNWALL, CHIEF EXECUTIVE OFFICER, SAYS:

"Our third quarter results have once again surpassed expectations with turnover for the nine month period increasing from L103 million to L169 million, and operating profits up from L13 million to L36 million.
Our sustained growth in revenues and earnings is firmly underpinned by our clear focus on the high quality of titles published. We remain confident that this approach maximises our ability to build sustained shareholder value."

HIGHLIGHTS OF THE CHAIRMAN'S STATEMENT

-  Three months turnover up 50% to L121.5 million from L81.3 million
-  Nine months turnover up 64% to L169.1 million from L103.1 million
-  Thirteen titles launched in the nine months
-  Seven titles including catalogue achieved sales in excess of 350,000 units
- Tomb Raider III launched on 20 November to considerable acclaim and commercial success
- Three months profit before tax up 64% to L51.3 million from L31.3 million
- Nine months profit before tax up 149% to L32.4 million from L13.0 million
-  New offices opened in Japan and Singapore
-  Licence/sponsorship deals signed with UEFA and the English Football
   Association
- Three year distribution deal signed with Japanese publisher Video System for FIA Formula One racing games
-  Publishing agreement signed with London based Elixir Studios
-  Eidos and Easynet launch a free of subscription internet service called
   Eidosnet

RESULTS HIGHLIGHTS (FOR THE NINE MONTHS TO 31 DECEMBER 1998)


-  Turnover:                                        L169.1m       (1997: L103.1m)
-  EBITDA:                                          L 40.3m       (1997: L 15.2m)
-  Profit before tax and goodwill amortisation:     L 33.9m       (1997: L 13.0m)
-  Profit before tax:                               L 32.4m       (1997: L 13.0m)
-  Earnings per share:                               112.3p       (1997:   50.2p)
-  Earnings per share before exceptional items:      129.9p       (1997:   50.2p)
-  Fully diluted earnings per share:                 100.1p       (1997:   47.1p)

Note 1: Eidos prepares financial statements in accordance with applicable UK accounting standards (UK GAAP). The reconciliation to US GAAP is available from Eidos on request.

                                         EIDOS/THIRD QUARTER RESULTS....PAGE 2


REGARDING PROSPECTS AND CURRENT TRADING MR IAN LIVINGSTONE, CHAIRMAN, SAYS:

"We look forward to building on the Company's exceptional performance with a consistent pipeline of premium releases in the final quarter of our current fiscal year and beyond. The current quarter sees the release of Akuji: The Heartless, Gex III: Deep Cover Gecko, Warzone 2100, UEFA Champions League, FA Manager, Official Formula 1 Racing and Championship Manager 3, sequel to the UK's most successful PC CD game of 1997. The first two of these products being further releases from Crystal Dynamics which was acquired on 5 November 1998.

The UEFA Champions League, FA Manager and Official Formula 1 Racing should prove valuable additions to our catalogue of successfully branded sports titles.

We believe that our release schedule is one of the strongest in the industry, with other releases for 1999 to include Legacy of Kain : Soul Reaver, Daikatana, Omikron, Braveheart, Urban Chaos and a further iteration from the Tomb Raider franchise. Advance coverage of these titles in the speciality press has been very encouraging. We are also delighted to have signed recently a publishing agreement with Elixir Studios to supplement further our future release schedule. In addition, Eidos' new service Eidosnet, will provide high quality multi-player computer gaming across the internet.

Our programme of structured and controlled investment in product development and selected high profile licenses is designed to ensure that the depth and quality of the release schedule is maintained. We believe that the integrity of our publishing decisions will continue to translate into successful growth for the Group."





CONTACT:
CHARLES CORNWALL, CEO:                             0181 636 3000
JEREMY LEWIS, CFO:                                 0181 636 3000
NEIL CAMP/LISA KRAMER, BINNS & CO:                 0171 786 9600
RYAN BARR, BRAINERD COMMUNICATORS:                 001 212 986 6667

                 ISSUED BY BINNS & CO: 0171 786 9600

                                      EIDOS/THIRD QUARTER RESULTS ... PAGE 3

CHAIRMAN'S STATEMENT

RESULTS AND TRADING REVIEW

Eidos reported a profit after tax of L19.2 million for the nine months ended 31 December 1998 compared to L8.5 million for the corresponding period last year. This profit is after the non-operating charge of L3.0 million to reflect the fall in the market price of Opticom as at 31 December 1998 in which Eidos has an investment. Turnover increased 64% from L103.1 million to L169.1 million. The earnings per share was 112.3p (or 129.9p excluding exceptional items) compared to 50.2p last year. The fully diluted earnings per share was 100.1p compared to 47.1p for the corresponding period of 1997 (this number has been restated in accordance with Financial Reporting Standard No.14).

The net cash outflow from operating activities was L17.5 million compared to L25.0 million in the corresponding period of 1997. This is after Eidos' investment in product development and pure research and development of L29.9 million (1997: L23.1 million).

There were thirteen (1997: seventeen) new games released in the nine months ended 31 December 1998. These included Tomb Raider 3, Deathtrap Dungeon, Final Fantasy VII, Commandos: Behind Enemy Lines, Michael Owen's World League Soccer, Ninja, Gangsters, Thief: The Dark Project, Links 99 and The Unholy War.

Gross margin was 64.7% for the nine months compared to 64.3% for the corresponding period last year. Cost of sales includes royalties paid to developers in excess of development advances paid. Royalty costs in the period were L11.6 million compared to L4.6 million in the corresponding period of 1997 reflecting the success of the titles released this year.

SELLING AND MARKETING

Advertising costs in the nine months were L15.0 million (8.9% of revenues) compared to L10.6 million (10.3% of revenues) in the corresponding period of 1997. The increase reflects the growing use of TV advertising to promote Eidos' valuable franchises.

The fixed element of selling and marketing costs was L10.9 million compared to L6.8 million in the prior year. Costs have continued to rise in line with the general expansion of Eidos.

RESEARCH AND DEVELOPMENT

Research and development represents the Company's investment in product development of L27.8 million (1997: L22.1 million) and pure research and development of L2.1 million (1997: L1.0 million). Product development includes L20.3 million invested in a pipeline of over 40 titles scheduled to be released over the next two years.

GENERAL AND ADMINISTRATIVE

General and administrative costs for the period were L17.4 million or 10.3% of revenues (L15.9 million or 9.4% excluding goodwill amortisation) compared to L12.5 million or 12.1% of revenues in 1997. The current charge includes L1.6m attributable to costs investigating potential acquisitions during the summer.

                                      EIDOS/THIRD QUARTER RESULTS ... PAGE 4


TAXATION
An estimated tax charge of L13.2 million has been applied to the profit on ordinary activities of L32.4 million. This reflects the projected underlying tax rate for the year to 31 March 1999, adjusted to exclude exceptional items.

ACQUISITIONS/INVESTMENTS

Eidos holds approximately 15% of the share capital of Opticom ASA, a Norwegian listed company and a leader in the research and development of polymer based optical storage and processing technologies. In common with other technology stocks, the Opticom share price has experienced large fluctuations in the last nine months. These fluctuations caused the market price of Eidos' investment at 31 December 1998 to fall below cost.

Eidos has reduced the carrying value by L3.0 million down to the market price at 31 December 1998. Since that date the share price has recovered substantially and as at 24 February 1999 the market value was significantly higher than cost.

On 5 November 1998, Eidos acquired Crystal Dynamics, Inc., a software developer based in Palo Alto, California. Total consideration was $47.0 million, of which $46.1 million was cash and $0.9 million the assumption of stock options. Eidos' results for the nine months ended 31 December 1998 include those of Crystal Dynamics from the date of acquisition. Goodwill arising on the transaction of $49.7 million has been capitalised as an intangible asset and is being amortised in accordance with Eidos' accounting policy. In the nine months ended 31 December 1998 this lead to an amortisation charge of L1.5 million.

During the period offices were opened in Tokyo and Singapore. This is in recognition of the growing importance of those markets for the Company and the increasing demand for the Company's products from the Far East.

CURRENT TRADING AND FUTURE PROSPECTS

We look forward to building on the Company's exceptional performance with a consistent pipeline of premium releases in the final quarter of our current fiscal year and beyond. The current quarter sees the release of Akuji: The Heartless, Gex III: Deep Cover Gecko, Warzone 2100, UEFA Champions League, FA Manager, Official Formula 1 Racing and Championship Manager 3, sequel to the UK's most successful PC CD game of 1997. The first two of these products being further releases from Crystal Dynamics which was acquired on 5 November 1998.

The UEFA Champions League, FA Manager and Official Formula 1 Racing should prove valuable additions to our catalogue of successfully branded sports titles.

We believe that our release schedule is one of the strongest in the industry, with other releases for 1999 to include Legacy of Kain : Soul Reaver, Daikatana, Omikron, Braveheart, Urban Chaos and a further iteration from the Tomb Raider franchise. Advance coverage of these titles in the speciality press has been very encouraging. We are also delighted to have signed recently a publishing agreement with Elixir Studios to supplement further our future release schedule. In addition, Eidos' new service Eidosnet, will provide high quality multi-player computer gaming across the internet.

                                      EIDOS/THIRD QUARTER RESULTS ... PAGE 5


Our programme of structured and controlled investment in product development and selected high profile licenses is designed to ensure that the depth and quality of the release schedule is maintained. We believe that the integrity of our publishing decisions will continue to translate into successful growth for the Group.



IAN LIVINGSTONE
CHAIRMAN
25 FEBRUARY 1999

                                        EIDOS/THIRD QUARTER RESULTS ... PAGE 6

EIDOS PLC
UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                   NINE MONTHS        Nine months
                                                                      ENDED 31           ended 31
                                                                      DECEMBER           December
                                                                          1998               1997
                                                                          L000               L000
TURNOVER -
CONTINUING OPERATIONS                                                  169,111            103,069
Cost of goods sold                                                     (59,763)           (36,802)
                                                                    ----------         ----------
GROSS PROFIT                                                           109,348             66,267

Selling and marketing                                                  (25,902)           (17,429)
Research and development                                               (29,941)           (23,072)
General and administrative                                             (17,350)           (12,513)
                                                                    ----------         ----------
Operating expenses                                                     (73,193)           (53,014)
                                                                    ----------         ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST                           36,155             13,253

Amounts written off investments                                         (3,000)                 -
Profit on sale of operations                                                 -                500
Net interest and similar charges                                          (771)              (767)
                                                                    ----------         ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX                                32,384             12,986

Taxation                                                               (13,159)            (4,482)
                                                                    ----------         ----------
NET PROFIT AFTER TAX                                                    19,225              8,504
                                                                    ----------         ----------
Earnings per share                                                       112.3p              50.2p
Earnings per share before exceptional items                              129.9p              50.2p
Fully diluted earnings per share                                         100.1p              47.1p
                                                                    -----------        -----------

NOTES:

1. The earnings per share is based on a weighted average number of ordinary shares in issue of 17,115,781 (1997: 16,937,132) for the period ended
     31 December 1998. The fully diluted earnings per share is based on a weighted average number of ordinary shares in issue of 20,199,383
     (1997: 20,035,600) for the period ended 31 December 1998.
2. The fully diluted earnings per share for the nine months ended 31 December 1997 has been restated in accordance with Financial Reporting
     Standard No.14.




                                                                        MORE../

                                        EIDOS/THIRD QUARTER RESULTS ... PAGE 7

EIDOS PLC
UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                         31 DECEMBER              31 December
                                                                                1998                     1997
                                                                                                   (restated)
                                                                                L000                     L000
FIXED ASSETS
Intangible assets                                                             28,403                       -
Tangible assets                                                                6,331                   7,164
Investments                                                                    9,164                  11,195
                                                                    ----------------        ----------------
Total fixed assets                                                            43,898                  18,359
                                                                    ----------------        ----------------
CURRENT ASSETS
Stocks                                                                         6,477                   2,333
Debtors                                                                      119,058                  82,066
Cash at bank and in hand                                                       2,369                   4,117
                                                                    ----------------        ----------------
TOTAL CURRENT ASSETS                                                         127,904                  88,516

CREDITORS: AMOUNT FALLING DUE WITHIN ONE YEAR                                (76,910)                (41,717)
                                                                    ----------------        ----------------
NET CURRENT ASSETS                                                            50,994                  46,799
------------------
                                                                    ----------------        ----------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                         94,892                  65,158
-------------------------------------
                                                                    ----------------        ----------------
CREDITORS DUE AFTER MORE THAN ONE YEAR:
US $50 million convertible bonds                                             (29,344)                (29,185)
Other creditors                                                               (4,308)                   (575)
                                                                    ----------------        ----------------
                                                                             (33,652)                (29,760)
                                                                    ----------------        ----------------
NET ASSETS                                                                    61,240                  35,398
                                                                    ----------------        ----------------
                                                                    ----------------        ----------------

CAPITAL AND RESERVES
Called up share capital                                                        1,717                   1,694
Share premium account                                                         49,552                  48,978
Other reserves                                                                   707                     167
Profit and Loss account                                                        9,264                (15,441)
                                                                    ----------------        ----------------
EQUITY SHAREHOLDERS' FUNDS                                                    61,240                  35,398
                                                                    ----------------        ----------------
                                                                    ----------------        ----------------

NOTES:
1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.
2. The balance sheet at 31 December 1997 has been restated to reflect the reclassification of the goodwill reserve required by Financial Reporting Standard No. 10.

                                                                      MORE ../

                                        EIDOS/THIRD QUARTER RESULTS ... PAGE 8

EIDOS PLC
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                         Nine months             Nine months
                                                                               ended                   Ended
                                                                    31 December 1998        31 December 1997
                                                                                L000                    L000
                                                                    ----------------        ----------------
NET CASH OUTFLOW FROM OPERATING ACTIVITIES                                   (17,472)                (24,952)
                                                                    ----------------        ----------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                              1,558                     869
Dividend income received                                                         124                       -
Expenses paid in connection with bond issue                                        -                  (1,102)
Bond interest paid                                                              (951)                   (563)
Other interest paid                                                             (629)                   (171)
Interest paid on finance leases                                                 (100)                   (118)
                                                                    ----------------        ----------------
                                                                                   2                  (1,085)
                                                                    ----------------        ----------------
TAXATION
UK tax paid                                                                   (1,866)                   (609)
Overseas tax paid                                                             (6,725)                   (723)
Overseas tax repaid                                                            2,956                       -
                                                                    ----------------        ----------------
                                                                              (5,635)                 (1,332)
                                                                    ----------------        ----------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                             (1,824)                 (4,572)
Sale of tangible fixed assets                                                     75                       3
Purchase of other investments                                                   (570)                (11,824)
                                                                    ----------------        ----------------
                                                                              (2,319)                (16,393)
                                                                    ----------------        ----------------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                                          (15,200)                      -
Purchase of associated undertakings                                                -                    (166)
Cash acquired with subsidiary undertakings                                       459                       -
Sale of business held for resale                                                   -                     500
                                                                    ----------------        ----------------
                                                                             (14,741)                    334
                                                                    ----------------        ----------------

NET CASH OUTFLOW BEFORE FINANCING                                            (40,165)                (43,428)

FINANCING
Issue of ordinary share capital                                                  209                       -
Expenses paid in connection with share issue                                       -                    (140)
Proceeds from bond issue                                                           -                  30,864
Repayment of principal under finance leases                                     (625)                   (704)
                                                                    ----------------        ----------------
                                                                                (416)                 30,020
                                                                    ----------------        ----------------
(DECREASE)/INCREASE IN CASH IN THE PERIOD                                    (40,581)                (13,408)
                                                                    ----------------        ----------------

                                                                      ..ENDS..